FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of April, 2003

                          A/S STEAMSHIP COMPANY TORM
                (Translation of registrant's name into English)

                                  Marina Park
                               Sundkrogsgade 10
                             DK-2100 Copenhagen 0
                                    Denmark
                   (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F |X| Form 40-F |_|

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes |_| No |X|

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Set forth herein 1) as Exhibit 1 is a copy of Statement No. 5 - 2003 issued by A/S STEAMSHIP COMPANY TORM (the "Company") to The Copenhagen Stock Exchange on April 9, 2003, 2) as Exhibit 2 is a copy of Share Statement No. 3/2003 issued by the Company to The Copenhagen Stock Exchange on March 28, 2003 and 3) as Exhibit 3 is a copy of Share Statement No. 4/2003 issued by the Company to the The Copenhagen Stock Exchange on April 2, 2003.

                              [TORM LETTER HEAD]

Exhibit 1
---------

Kobenhavns Fondsbors
(The Copenhagen Stock Exchange)
Nikolaj Plads 6
1067 Copenhagen K

9th April 2003                     Statement No. 5 - 2003
                                   Contact Person: Mr. Klaus Kjaerulff, CEO

Annual General Meeting in A/S Dampskibsselskabet TORM 9th April 2003

At the Annual General Meeting the following took place:

     o    Annual Report 2002 was approved.

     o A dividend of DKK 2 per DKK 10 share (20%) as recommended by the Board of Directors was approved.

     o Mr. Rex Harrington, Director, London, U.K. was elected to the Board of Directors and the remaining Board members were re-elected for a 4 year term.

     o Chief Engineer Peder Mouridsen (elected by the employees) and Master Lennart Arnold Johan Arrias (elected by the employees) will join the Board of Directors after the Annual General Meeting.

     o State authorized public accountants Ernst & Young were re-elected and Deloitte & Touche elected.

     o    Authorisation to purchase the Company's own shares was renewed.

     o Changes to the Company's Articles of Association as recommended by the Board of Directors were approved. These alterations were principally in respect of new accounting rules.

The Chairman, Mr. N. E. Nielsen, stated in his report that the Company's share price rose nearly 23% during 2002 and that since January, 2003 it has risen a further 23%. Including payment of the dividend of DKK 4 per share, the yield in 2002 was 31%.

Mr. N. E. Nielsen furthermore informed the Annual General Meeting that TORM has declared to the Board of Directors of Dampskibsselskabet NORDEN A/S the possibility of discussing price level and other business issues of relevance. TORM is today NORDEN's largest shareholder with a holding of 33.35% excluding treasury shares as at 31st December 2002. In as much as the Board of Directors of NORDEN has not recommended TORM's purchase price - notwithstanding the flexibility shown by TORM - the Board of Directors of TORM will consider all possibilities including disposal of the holding, increasing the previous offer or maintaining a wait and see attitude.

At the Board of Directors meeting immediately following the last Annual General Meeting, the Board of Directors then elected Mr. N. E. Nielsen as Chairman and Mr. Christian Frigast as Vice Chairman.

Accordingly, the Board of Directors going forward is made up of the following persons:

          N. E. Nielsen (Chairman)
          Christian Frigast (Vice Chairman)
          Ditlev Engel
          Rex Harrington
          Gabriel Panayotides
          Peder Mouridsen (elected by the employees)
          Lennart Arnold Johan Arrias (elected by the employees).

Yours faithfully,
A/S Dampskibsselskabet TORM

Klaus Kjaerulff
CEO

                              [TORM LETTER HEAD]

Exhibit 2
---------

Kobenhavns Fondsbors
Nikolaj Plads 6
1067 Kobenhavn K

28 March 2003          Share statement no. 3/2003
                       Contact Person: Klaus Nyborg, CFO, (Phone +45 3917 9200)

This is to notify you of changes in the shareholdings of the company's insiders pursuant according to the Danish Securities Trading Act.

------------------------------------------------------------------------------
 Securities   Trade date  Holding    Market    Total Holding  Total market
  code de                  number     value        number         value

------------------------------------------------------------------------------
DK0010281468  24.3.2003    -9.737  630,731.50    1,178,671    78,193,024.00
------------------------------------------------------------------------------

==============================================================================

Yours faithfully
A/S Dampskibsselskabet TORM

Klaus Nyborg

                              [TORM LETTER HEAD]

Exhibit 3
---------

Kobenhavns Fondsbors
Nikolaj Plads 6
1067 K0benhavn K

2 April 2003           Share statement no. 4/2003
                       Contact Person: Klaus Nyborg, CFO, (Phone +45 3917 9200)

Please below find the total shareholdings of all insiders and related parties, including the shareholding of the entire Board of Directors (including related parties) and the entire Executive Board of Directors (including related parties) pursuant to the Danish Securities Trading Act.

------------------------------------------------------------------------------
         Securities code                 Holding              Market value
          DK0010281468                   (number)                 (DKK)
                                   As at 28 March 2003    As at 28 March 20032
------------------------------------------------------------------------------
Board of Directors                               4,421              288,072.36
(incl. related parties)
------------------------------------------------------------------------------
Executive Board of Directors                     9,800              638,568.00
(incl. related parties)
------------------------------------------------------------------------------
All (incl. related parties)                  1,178,671           78,802,202.36
==============================================================================

Yours faithfully
A/S Dampskibsselskabet TORM

Klaus Nyborg

                                  SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                          A/S STEAMSHIP COMPANY TORM
                                 (registrant)


Dated: April 9, 2003                     By: /s/ Klaus Nyborg
                                             ---------------------------------
                                         Klaus Nyborg
                                         Chief Financial Officer

03810.0001 #397541